Invesco Advisers, Inc. 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173

June 24, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention: Jaea Hahn

Re:	AIM Investment Securities Funds (Invesco Investment Securities Funds) (the “Registrant”) File Nos. 033-39519; 811-05686 CIK No. 0000842790 Responses to Comments on Post-Effective Amendment No. 101
Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on June 15, 2020 regarding Post-Effective Amendment No. 101 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 105 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the SEC on April 29, 2020 (the “Amendment”). The Amendment was filed in connection with the repositioning of Invesco Oppenheimer Global High Yield Fund and Invesco Oppenheimer Intermediate Income Fund as factor-based funds renamed “Invesco High Yield Bond Factor Fund” and “Invesco Intermediate Bond Factor Fund,” respectively (each, a “Fund” and, together, the “Funds”).  For your convenience, each of your comments, as we understand them, is repeated below with the Registrant’s responses immediately following. Where disclosure was revised in connection with a comment, we confirmed that corresponding changes were made to similar disclosures throughout the Amendment.  Defined terms used below have the same meanings as in the Amendment. We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

1.	Comment:	For each Fund, please provide a completed fee table for the staff’s review at least five days before the effective date of the Amendment.

	Response:	A completed fee table and expense example for each Fund are included in Appendix A to this letter.

2.	Comment:	Please confirm supplementally that each Fund’s fee waiver/expense limitation agreement will remain in effect for no less than one year from the effective date of the Fund’s prospectus.

	Response:	The Registrant confirms that each Fund’s fee waiver/expense limitation agreement will remain in effect for no less than one year from the effective date of the Fund’s prospectus.

3.	Comment:
Please ensure the portfolio turnover disclosed for each Fund will be for the Fund’s most recent fiscal year end, as required by Form N-1A.  Currently, the disclosure in each Fund’s prospectus provides the information as of the “twelve-month period ended February 29, 2020,” which appears to be the date of the repositioning.

	Response:	The disclosure will be revised to reflect the portfolio turnover for each Fund’s last full fiscal year.

4.	Comment:	Please inform the staff supplementally what percentage of each Fund’s portfolio had to be repositioned as a result of these changes.

	Response:	As a result of these changes, approximately 56% and 27% of Invesco High Yield Bond Factor Fund’s and Invesco Intermediate Bond Factor Fund’s portfolio holdings, respectively, were repositioned.

5.	Comment:
It appears that the Invesco High Yield Bond Factor Fund invests significantly in junk bonds, as well as “distressed” securities and securities that are in default.  Given the liquidity profile of the Fund’s investments, please explain supplementally how the Fund has determined that its investment strategy is appropriate for the open-end fund structure.  Please include general market data on the types of investments held by the Fund and information concerning the relevant market factors referenced in the release adopting Rule 22e-4 under the 1940 Act.

Response:
Pursuant to Rule 22e-4 under the 1940 Act, no open-end fund may acquire any illiquid investment if, immediately after the acquisition, the fund would have invested more than 15% of its net assets in illiquid investments that are assets. As a result, the Fund’s portfolio will primarily consist of liquid assets, including below-investment grade securities.  In accordance with Rule 22e-4, the Fund must, taking into account relevant market, trading and investment-specific considerations, classify each of its portfolio investments into one of four “buckets” (Highly Liquid, Moderately Liquid, Less Liquid and Illiquid Investments) based on the number of days in which the Fund reasonably expects the investment would be convertible to cash (or in the case of Less Liquid and Illiquid Investments, sold or disposed of) under current market conditions without significantly changing the investment’s market value. Below-investment grade securities included in the Fund’s portfolio, which may include “distressed” securities and securities that are in default, and all other Fund securities will be classified accordingly, considering the following factors, among others: existence of an active market for the asset, frequency of trades or quotes, trading volume, volatility of trading prices, bid-ask spreads, maturity and date of issue, and any restrictions on trading or transfer.  Most major dealers make active daily markets in these security types at bid/ask spreads that are supportive of market liquidity.

Pursuant to this classification methodology, as of June 22, 2020, all of the Fund’s holdings were classified as Highly Liquid. Accordingly, the Registrant submits that the below-investment grade securities in which the Fund does or will invest will generally be considered liquid pursuant to Rule 22e-4, and the Fund’s percentage of Illiquid Investments is monitored regularly.  In addition, in anticipation of or in response to adverse market, economic, political or other conditions, the Fund may take temporary defensive positions by investing up to 100% of its assets in highly liquid investments to satisfy redemptions and meet its other obligations.

6.	Comment:
“Small- and Mid-Capitalization Companies Risks” is included in the principal risks section of the Invesco High Yield Bond Factor Fund’s prospectus.  We note that the Fund is a bond fund and market cap risk usually relates to investments in equity securities; please consider deleting the risk or supplementally explain why the Fund believes it is a principal risk of investing in the Fund.

	Response:	The risk will be removed as requested.

7.	Comment:
“Bank Loan Risk” is included in the principal risks section of the Invesco High Yield Bond Factor Fund’s prospectus, but bank loans are not identified as principal investments.  Please remove the risk or add bank loan disclosure to the principal investment strategy section of the Fund’s prospectus.

Response:
“Bank Loan Risk” was added to correspond with the statement in the principal investment strategies section that the Fund may invest up to 10% of its net assts in certain types of investments, including “loan obligations.”  For clarity, the term “bank loans” will be added to the principal investment strategies disclosure.

8.	Comment:	The Item 9 section includes disclosure entitled “Special Considerations of Senior Loans and Other Loans.” As noted above, because loans are not identified as principal investments, please add principal strategy disclosure regarding loans or move this discussion to the SAI.

	Response:	Please see response to Comment 7 above.

9.	Comment:	Confirm any derivatives included in the calculation of Invesco Intermediate Bond Factor Fund’s 80% basket will be valued at market value.

	Response:	The Registrant confirms that the Fund will use the market value of any derivatives held by the Fund for purposes of complying with the 80% “names rule” test.
*                *                 *                *

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (212) 323-5231 or Joel Corriero at (215) 564-8528.

Sincerely,

/s/Adrienne Ruffle
Adrienne Ruffle
Senior Counsel

cc:	Taylor V. Edwards, Esq. Mena Larmour, Esq. Joel D. Corriero Esq.

APPENDIX A

Invesco High Yield Bond Factor Fund

Shareholder Fees (fees paid directly from your investment)
Class:	A	C	R	Y	R5	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.25%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None[1]	1.00%	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class:	A	C	R	Y	R5	R6
Management Fees[2]	0.37%	0.37%	0.37%	0.37%	0.37%	0.37%
Distribution and/or Service (12b-1) Fees[3]	0.23	1.00	0.50	None	None	None
Other Expenses	1.43	1.43	1.43	1.43	1.10	1.07
Acquired Fund Fees and Expenses	0.01	0.01	0.01	0.01	0.01	0.01
Total Annual Fund Operating Expenses	2.04	2.81	2.31	1.81	1.48	1.45
Fee Waiver and/or Expense Reimbursement[4]	1.40	1.42	1.42	1.42	1.09	1.06
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.64	1.39	0.89	0.39	0.39	0.39
1	A contingent deferred sales charge may apply in some cases. See “Shareholder Account Information-Contingent Deferred Sales Charges (CDSCs).”
2	“Management Fees” have been restated to reflect current fees.
3	“Distribution and/or Service (12b-1) Fees” reflect actual fees as of the Fund’s most recent fiscal year end.
4
Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding Acquired Fund Fees and Expenses and certain items discussed in the SAI) of Class A, Class C, Class R, Class Y, Class R5 and Class R6 shares to 0.64%, 1.39%, 0.89%, 0.39%, 0.39% and 0.39%, respectively, of the Fund’s average daily net assets (the “expense limits”). Invesco has also contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing the Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreements, they will terminate on June 30, 2021. During their terms, the fee waiver agreements cannot be terminated or amended to increase the expense limits or reduce the advisory fee waiver without approval of the Board of Trustees.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example does not include commissions and/or other forms of compensation that investors may pay on transactions in Class Y and Class R6 shares. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the contractual period above and the Total Annual Fund Operating Expenses thereafter.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$488	$907	$1,353	$2,586
Class C	$242	$737	$1,358	$3,035
Class R	$ 91	$585	$1,106	$2,536
Class Y	$ 40	$431	$ 847	$2,009
Class R5	$ 40	$361	$ 704	$1,675
Class R6	$ 40	$354	$ 691	$1,644

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A	$488	$907	$1,353	$2,586
Class C	$142	$737	$1,358	$3,035
Class R	$ 91	$585	$1,106	$2,536
Class Y	$ 40	$431	$ 847	$2,009
Class R5	$ 40	$361	$ 704	$1,675
Class R6	$ 40	$354	$ 691	$1,644

Invesco Intermediate Bond Factor Fund

Shareholder Fees (fees paid directly from your investment)
Class:	A	C	R	Y	R5	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.25%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None[1]	1.00%	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class:	A	C	R	Y	R5	R6
Management Fees[2]	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Distribution and/or Service (12b-1) Fees[3]	0.24	1.00	0.50	None	None	None
Other Expenses	0.42	0.42	0.42	0.42	0.23	0.20
Acquired Fund Fees and Expenses	0.04	0.04	0.04	0.04	0.04	0.04
Total Annual Fund Operating Expenses	0.95	1.71	1.21	0.71	0.52	0.49
Fee Waiver and/or Expense Reimbursement[4]	0.41	0.42	0.42	0.42	0.23	0.20
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.54	1.29	0.79	0.29	0.29	0.29
1	A contingent deferred sales charge may apply in some cases. See “Shareholder Account Information-Contingent Deferred Sales Charges (CDSCs).”
2	“Management Fees” have been restated to reflect current fees.
3	“Distribution and/or Service (12b-1) Fees” reflect actual fees as of the Fund’s most recent fiscal year end.
4
Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding Acquired Fund Fees and Expenses and certain items discussed in the SAI) of Class A, Class C, Class R, Class Y, Class R5 and Class R6 shares to 0.52%, 1.27%, 0.77%, 0.27%, 0.27% and 0.27%, respectively, of the Fund’s average daily net assets (the “expense limits”). Invesco has also contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing the Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreements, they will terminate on June 30, 2021. During their terms, the fee waiver agreements cannot be terminated or amended to increase the expense limits or reduce the advisory fee waiver without approval of the Board of Trustees.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example does not include commissions and/or other forms of compensation that investors may pay on transactions in Class Y and Class R6 shares. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the contractual period above and the Total Annual Fund Operating Expenses thereafter.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$478	$676	$890	$1,506
Class C	$231	$498	$889	$1,984
Class R	$ 81	$342	$625	$1,429
Class Y	$ 30	$185	$354	$ 843
Class R5	$ 30	$144	$268	$ 631
Class R6	$ 30	$137	$254	$ 597
You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A	$478	$676	$890	$1,506
Class C	$131	$498	$889	$1,984
Class R	$ 81	$342	$625	$1,429
Class Y	$ 30	$185	$354	$ 843
Class R5	$ 30	$144	$268	$ 631
Class R6	$ 30	$137	$254	$ 597